UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)

GasLog Ltd.

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

G37585109

(CUSIP Number)

Peter G. Livanos
c/o GasLog Monaco S.A.M.
Gildo Pastor Center
7 Rue du Gabian
98000, Monaco

Copies to:

William P. Rogers, Jr., Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 +1 (212) 474-1000 (telephone number) +1 (212) 474-3700 (facsimile number)	Charles Lubar, Esq. Morgan, Lewis & Bockius LLP Condor House 5-10 St. Paul’s Churchyard London, ENGLAND EC4M 8AL +44 (0)20 3201 5531 (telephone number) +44 (0)20 3201 5001 (facsimile number)

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 12, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. G37585109

1	NAMES OF REPORTING PERSONS Peter G. Livanos
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Greece and the United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,403,442
	8	SHARED VOTING POWER 145,000
	9	SOLE DISPOSITIVE POWER 31,403,442
	10	SHARED DISPOSITIVE POWER 145,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,548,442
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. G37585109

1	NAMES OF REPORTING PERSONS Ceres Shipping Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,332,014
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 31,332,014
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,332,014
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. G37585109

1	NAMES OF REPORTING PERSONS Blenheim Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,332,014
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 31,332,014
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,332,014
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. G37585109

1	NAMES OF REPORTING PERSONS Falconera Navigation Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 145,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 145,000
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 145,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Explanatory Note

The purpose of this Amendment No. 1 (this “Amendment No. 1”) to the Schedule 13D filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 29, 2012 (the “Original Schedule 13D”) is to reflect a decrease in the percentage of the common shares, par value $0.01 per share (the “Shares”) of GasLog Ltd., a Bermuda company (the “Issuer”) beneficially owned by the Reporting Persons, based on (1) 76,105,626 Shares outstanding, following the Issuer’s issuance of 13,242,460 Shares in a public offering and concurrent private placement, as reported by the Issuer in the prospectus supplement filed with the Commission on January 17, 2014, and (2) a transfer by Blenheim Holdings Ltd. (“Blenheim”) of 657,090 Shares to one of its minority shareholders to effect the exchange of such shareholder’s interests in Bleheim for its pro rata interest in the shares of the Issuer held by Blenheim. Except as set forth below, all Items of the Original Schedule 13D remain unchanged. Capitalized terms used in this Amendment No. 1 and not otherwise defined shall have the respective meanings assigned to such terms in the Original Schedule 13D.

Item 2. Identity and Background

Item 2 is amended and restated as follows:

Reporting Person/ Director/Officer/Control Person of a Reporting Person	Address of Principal Office/Business or Residence Address	Jurisdiction of Incorporation/ Citizenship	Name/Address of Employer and Occupation	Principal Business
Peter G. Livanos	c/o GasLog Monaco S.A.M. Gildo Pastor Center 7 Rue du Gabian 98000, Monaco	Greece and United Kingdom	GasLog Ltd. c/o GasLog Monaco S.A.M. Gildo Pastor Center 7 Rue du Gabian 98000, Monaco Chairman Ceres Shipping Ltd. Chairman and sole shareholder	international owner, operator and manager of LNG carriers See below
Blenheim Holdings Ltd.	c/o C Transport Maritime SAM Gildo Pastor Center 7 Rue du Gabian 98000, Monaco	Bermuda	N/A	holding company
Directors
Peter G. Livanos	See above	See above	See above	See above

Reporting Person/ Director/Officer/Control Person of a Reporting Person		Address of Principal Office/Business or Residence Address	Jurisdiction of Incorporation/ Citizenship	Name/Address of Employer and Occupation	Principal Business
Ilias Iliopoulos		c/o Ceres Monaco S.A.M. Gildo Pastor Center 7 Rue du Gabian 98000, Monaco	Greece
DryLog Ltd.
c/o C Transport Maritime S.A.M.
Gildo Pastor Center
7 Rue du Gabian
98000, Monaco

Chief Executive Officer

Ceres Shipping Ltd.
Clarendon House, 2 Church Street, Hamilton, Bermuda

Chief Executive Officer
international operator, owner and manager of dry bulk carriers See below
Officers
Chief Executive Officer	Frank J. Romanelli	Blenheim Holdings Ltd. c/o C Transport Maritime SAM Gildo Pastor Center 7 Rue du Gabian 98000, Monaco	U.S.A.	Blenheim Holdings Ltd. c/o C Transport Maritime SAM Gildo Pastor Center 7 Rue du Gabian 98000, Monaco Chief Executive Officer	holding company
Secretary	Codan Services Ltd.	Clarendon House, 2 Church Street, Hamilton, Bermuda	Bermuda		local agents
Ceres Shipping Ltd. (“Ceres”)		Clarendon House, 2 Church Street, Hamilton, Bermuda	Bermuda	N/A	holding company that has interests in tankers, dry bulk carriers and containerships
Directors
Peter G. Livanos		See above	See above	See above	See above

Reporting Person/ Director/Officer/Control Person of a Reporting Person		Address of Principal Office/Business or Residence Address	Jurisdiction of Incorporation/ Citizenship	Name/Address of Employer and Occupation	Principal Business
Bruce L. Blythe		Minera Mews London SW1W 96D	U.S.A. and United Kingdom	GasLog Ltd. c/o GasLog Monaco S.A.M. Gildo Pastor Center 7 Rue du Gabian 98000, Monaco Director Ceres Shipping Ltd. Clarendon House, 2 Church Street, Hamilton, Bermuda Director	See above See above
Jean Haramis		c/o Ceres Monaco S.A.M. Gildo Pastor Center 7 Rue du Gabian 98000, Monaco	Switzerland	c/o Ceres Monaco S.A.M. Gildo Pastor Center 7 Rue du Gabian 98000, Monaco Managing Director	family office
Officers
Chairman	Peter G. Livanos	See above	See above	See above	See above
Vice Chairman	Bruce L. Blythe	See above	See above	See above	See above
Secretary	Codan Services Ltd.	See above	See above	See above	See above
Chief Executive Officer	Ilias Iliopoulos	See above	See above	See above	See above
Chief Financial Officer	Luigi Pulcini	c/o C Transport Maritime S.A.M. Gildo Pastor Center 7 Rue du Gabian 98000, Monaco	Italy	C Transport Maritime S.A.M. Gildo Pastor Center 7 Rue du Gabian 98000, Monaco	international operator and manager of drybulk carriers

Reporting Person/ Director/Officer/Control Person of a Reporting Person		Address of Principal Office/Business or Residence Address	Jurisdiction of Incorporation/ Citizenship	Name/Address of Employer and Occupation	Principal Business
Chief Operating Officer	Antonios Bafes	Drylog Investments Ltd. c/o C Transport Maritime S.A.M. Gildo Pastor Center 7 Rue du Gabian 98000, Monaco	Greece	Drylog Investments Ltd. c/o C Transport Maritime S.A.M. Gildo Pastor Center 7 Rue du Gabian 98000, Monaco Director	holding company that has interests in international operators of dry bulk vessels
Falconera Navigation Inc. (“Falconera”)		c/o C Transport Maritime S.A.M. Gildo Pastor Center 7 Rue du Gabian 98000, Monaco	Panama	N/A	investment holding company
Directors
Fotini Carras Livanos		Le Formentor 27 Avenue Princesse Grace 98000, Monaco	United Kingdom	N/A	N/A
Peter G. Livanos		See above	See above	See above	See above
Dimitrios P. Tsakos		c/o Seres S.A. 69 Akti Miaouli Piraeus 18537, Greece	Greece	Seres S.A. 69 Akti Miaouli Piraeus 18537, Greece Managing director	shipping agency
Stanislao Faina		c/o C Transport Maritime S.A.M. Gildo Pastor Center 7 Rue du Gabian 98000, Monaco	Italy	C Transport Maritime SAM Gildo Pastor Center 7 Rue du Gabian 98000, Monaco Legal and Corporate	international operator and manager of dry bulk carriers
Officers
President	Fotini Carras Livanos	See above	See above	See above	See above
Vice-president/Treasurer	Peter G. Livanos	See above	See above	See above	See above
Vice-president	Dimitrios P. Tsakos	See above	See above	See above	See above
Secretary	Stanislao Faina	See above	See above	See above	See above

During the last five years, none of the Reporting Persons or directors, officers or other control persons of a Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction

The third paragraph of Item 4 is amended and restated as follows:

Peter G. Livanos is an indirect significant shareholder of the Issuer and the chairman of the board of directors of the Issuer (the “Board”) and, in such capacities, Mr. Livanos and the Reporting Persons may have influence over the corporate activities of the Issuer, including the activities described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Sections (a), (b) and (c) of Item 5 are amended and restated as follows:

 (a) See item 9 on Cover Pages to this Amendment No. 1. Percentages are based on 76,105,626 Shares outstanding, as reported by the Issuer in the prospectus supplement filed with the Commission on January 17, 2014.

Peter G. Livanos. Peter G. Livanos is the direct beneficial owner of 71,428 Shares.

Ceres. Mr. Livanos beneficially owns 100% of the outstanding equity of Ceres. Ceres does not directly own any Shares.

Blenheim. Blenheim is the direct beneficial owner of 31,332,014 Shares. Ceres beneficially owns a majority of the issued and outstanding equity of Blenheim, and, pursuant to the bye-laws of Blenheim:

“any question relevant to the voting or the sale, transfer or other disposal of any shares of [the Issuer] held from time to time by [Blenheim], and the disposition of any proceeds thereof, . . . shall be decided by a resolution adopted by [the holders] of a majority of the issued and outstanding shares”.

Falconera. Falconera is the direct beneficial owner of 145,000 Shares. Mr. Livanos is an officer and a member of the board of directors of Falconera. Accordingly, he may be deemed to have shared voting and/or dispositive power over the Shares owned by Falconera.

Mr. Livanos, Blenheim and Ceres disclaim beneficial ownership of the Shares owned by Falconera, and Falconera disclaims beneficial ownership of the Shares owned by Mr. Livanos, Blenheim and Ceres.

Except as set forth in this Item 5(a), none of the Reporting Persons owns beneficially any Shares.

(b) Number of Shares as to which each Reporting Person has:

(i) Sole power to vote or to direct the vote: See item 7 on Cover Pages to this Amendment No. 1.

(ii) Shared power to vote or to direct the vote: See item 8 on Cover Pages to this Amendment No. 1.

(iii) Sole power to dispose or to direct the disposition: See item 9 on Cover Pages to this Amendment No. 1.

(iv) Shared power to dispose or to direct the vote: See item 10 on Cover Pages to this Amendment No. 1.

(c) On March 12, 2014, Blenheim transferred 657,090 Shares to one of its minority shareholders to effect the exchange of such shareholder’s interests in Bleheim for its pro rata interest in the shares of the Issuer held by Blenheim.

Except as described in this Item 5(c), there have been no transactions in the Shares effected during the past 60 days by any of the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 13, 2014

Peter G. Livanos

By:	/s/ Peter G. Livanos

Blenheim Holdings Ltd.

By:	/s/ Peter G. Livanos
Name:	Peter G. Livanos
Title:	Director

Ceres Shipping Ltd.

By:	/s/ Peter G. Livanos
Name:	Peter G. Livanos
Title:	Director

Falconera Navigation Inc.

By:	/s/ Peter G. Livanos
Name:	Peter G. Livanos
Title:	Director